

October 2, 2009

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil & Gas, Inc.
2600 144 4th Ave. S.W.
Calgary, Alberta Canada T2P 3N4

> **Re:** **Delta Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed August 28, 2009**
> **Response Letter Dated August 28, 2009**
> **File No. 0-52001**

Dear Mr. Sandher:

We have reviewed your response and amended filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Properties

Reported Reserves, page 18

1.   We note your response to our prior comment number one. Please explain why the amounts you present here for the Standardized Measure, differ from the amounts presented in your SFAS 69 disclosures found in footnote 14 of your Form 10-K/A. Note that this comment also applies to reserve quantities, production volumes, and estimated future net cash flows from proved oil and gas reserves.

Financial Statements

Consolidated Statements of Operations, page F-3

2.   We note your response to our prior comment number two which states. "The
        Company will prospectively include dry well costs that are written off in the line item described as
        "Impairment of natural gas and oil properties" and no longer delineate these costs and expenses as
        a separate line item." Please further clarify if you write-off dry well costs directly as
        incurred, or if you first capitalize them as part of the full cost pool subject to a
        ceiling test determination.

Note 4 – Natural Gas and Oil Properties, page F-11

(b) Unproved Properties

3.   We note you have added disclosure of the amounts requested in our prior
        comment number five. As such, it appears you have amended your previously
        audited financial statements. Please have your independent registered public
        accounting firm explain why the audit opinion filed with your Form 10-K/A is not
        dual dated to provide audit coverage of the additional data.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3489 with any other questions.

                                            Sincerely,

                                            W. Bradshaw Skinner
                                            Senior Assistant Chief Accountant